SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR FULL YEAR PROFITS RISE 10% TO €1.45BN
LOWER FARES & HIGHER OIL CUTS FY19 GUIDANCE to €1.25BN - €1.35BN

Ryanair today (21 May) reported a 10% increase in full year profit after tax to €1.45bn, as lower fares (down 3%) stimulated 9% traffic growth to over 130m guests, and an industry leading 95% load factor.

Year End 31 Mar Results (IFRS)	Mar 31, 2017	Mar 31, 2018	% Change
Guests (m)	120.0	130.3	+9%
Revenue (m)	€6,648	€7,151	+8%
Profit after Tax (m)	€1,316	€1,450	+10%
Net Margin	20%	20%	-
Basic EPS	€1.053	€1.215	+15%

Ryanair's CEO Michael O'Leary said:

"We are pleased to report a 10% increase in profits, with an unchanged net margin of 20%, despite a 3% cut in air fares, during a year of overcapacity in Europe, leading to a weaker fare environment, rising fuel prices, and the recovery from our Sept. 2017 rostering management failure. Highlights of the last year include:

-     Traffic grew 9% to over 130m, despite grounding 25 winter aircraft
-     Average fare fell 3% to just €39.40
-     Unit costs were cut by 1% (ex-fuel they rose +3%)
-     Ryanair Labs stimulated record ancillary spend (+4% per guest)
-     We took delivery of 50 B737 aircraft, bringing the fleet to 430 units
-     We created 1,500 new jobs, and over 600 promotions
-     New 5 year pay deals were concluded with most of our pilots and cabin crew
-     Over €800m was returned to shareholders via buybacks
-     We recovered quickly from the Sept. 2017 pilot rostering failure

Sales:
Average fares last year declined by 3%, which was good news for our guests but bad news for competitors. Traffic grew 9% to over 130m with Germany, Italy and Spain being our 3 largest growth markets. We expect above average EU capacity growth to continue into FY19, which will have a downward effect on fares. This may be partly ameliorated by the switch of some charter capacity back to previously security challenged markets such as Turkey and Egypt. We expect later in the year, some upward pressure on pricing as significantly higher oil prices impact margins, especially those EU airlines who continue to expand despite having no prospect of achieving profitability. Ryanair will continue to pursue our load factor active/yield passive strategy. No other EU airline can compete with Ryanair's prices.

During FY18 we took delivery of 50 new B737s, and increased our Boeing order to 135 firm MAX-200 Gamechangers, with a further 75 under option (210 in total). We opened 4 bases in Burgas, Memmingen, Naples & Poznan and launched over 260 new routes. This summer, we have announced over 200 new routes including markets in Jordan, Turkey and the Ukraine. We continue to grow strongly in Germany, Italy and the UK, and our Polish charter airline, Ryanair Sun, operated its first flights in April 2018.

Ancillaries, Labs & Customer Service:
Ryanair Labs continues to deliver improvements in Customer Service, mobile & digital platforms, and our ancillary sales conversions. Labs has established 3 development offices in Dublin, Wroclaw, and Madrid, and employs almost 600 highly skilled digital professionals.

"MyRyanair" membership has grown to 43m, while our website & app has over 1 billion visits p.a. Our improved mobile and digital platforms have delivered a 13% increase in ancillary revenues (+4% per guest) to over €2bn. Ancillaries now deliver 28% of revenue and we are well on track to achieve our 5 year goal of 30%. More guests are switching to our great value "plus" fares, reserved seating, priority boarding, and car hire. Ryanair Rooms penetration is rising steadily, albeit from a low base, as our guests recognise our unique combination of lowest hotel prices and travel credits.

In the area of Customer Service, we have lowered our checked bag fees while increasing the bag allowance (to 20kg). Our amended 2 cabin bag policy (1 of which goes in the hold f.o.c. for non-priority guests) has improved boarding and punctuality, and we are expanding our offers in areas such as FastTrack, and ground transport connections. In March we launched our new environmental policy, which commits Ryanair to a series of industry leading environmental targets, including moving to "plastic free" within 5 years, while allowing our guests to contribute voluntarily to our carbon offset programme, the proceeds of which will be applied to support selected environmental projects.

Over the last year our on-time performance has declined by 2% from 88% to 86%. All of this decline was accounted for by increased ATC delays due to strikes and staffing/capacity shortages mainly in France, Germany and Italy. The delivery of ATC services in Europe is lamentable and creating unacceptable delays for our customers. Punctuality in Q4 was negatively impacted by unusually adverse weather conditions, which led to multiple airport snow closures at key bases including Dublin and Stansted for a number of days in late February/early March. We are working hard to increase staffing at our larger bases, re-designing boarding procedures, and providing additional spare aircraft in S.18 to improve our punctuality to our 90% target, which is a key AGB target for the coming year.

Costs:
Ryanair enjoys a significant cost advantage over all other EU airlines, and we expect this leadership to continue. In FY18, unit costs - helped by our fuel hedging - fell 1%. Even as traffic grew 9%, ex-fuel unit costs rose 3% mainly due to one-off EU261 costs arising from our Sept. 2017 cancellations, and higher H2 staff costs as we agreed substantial pay increases and 5 year pay deals with our pilots and cabin crew. We expect the market for experienced pilots in Europe to remain tight for the next 12 months, and accordingly, this will continue to put upward pressure on staff costs for all EU airlines.

In FY19 we will invest substantially in our people, our systems, and our business as we scale up the operation to take delivery of 210 Boeing Gamechanger aircraft over the next 6 years. This will lead to a modest increase in ex-fuel unit costs next year but will underpin our growth to almost 600 aircraft and 200m guests p.a. by FY24. We expect staff costs to rise by almost €200m, half of which is higher pay for our front line people and half is additional headcount for growth.

Fuel will be a major cost headwind for the next 24 months. We are currently 90% hedged for FY19 at approx. $58pbl, which is well below current spot prices of almost $80pbl. While US Shale production remains strong, world demand for oil is growing, and a number of short term political factors in Venezuela, Libya and Iran, suggests that prices will continue to be elevated for the coming year. Air fares tend to follow oil prices (as they have downwards over the last 3 years) but with a lag of up to 12 months before higher oil prices feed through to higher air fares. Accordingly, we expect unit costs over the next year to rise by 9% (ex-fuel they will increase by 6%). Thereafter, we expect the impact of the lower seat cost Boeing 737-MAX aircraft, our new lower cost 10 year engine maintenance agreement, as well as airport growth opportunities and the disposal of older aircraft, to deliver flat or slightly declining non-fuel unit costs.

Labour Cost:
While we have made a promising start in negotiations with pilot unions, including signed recognition agreements with BALPA (UK) and ANPAC (Italy), we are also making considerable progress with our cabin crew negotiations, most notably in the UK and Spain. We suffered a 1 day pilot strike in Germany (Dec. 2017), and 3 days of cabin crew strikes in Portugal (in March/April), but in all cases, the majority of our people continued to work normally so these strikes had minimal impact on our operations. Our combination of higher pay, improved rosters, and unmatched job security will, we believe, continue to make Ryanair an employer of choice in the EU airline sector. We're welcoming hundreds of new pilots and cabin crew to Ryanair this year, including many joiners from bankrupt airlines such as Monarch and Air Berlin among others. We will continue to deal openly and fairly with our people and their unions, but we will not make concessions on pay or productivity which threatens either our low cost model or our cost leadership in Europe.

Consolidation:
The industry in Europe continues to consolidate into 5 large airline groups. In the last year, Monarch went bust, Lufthansa acquired Air Berlin, and more recently IAG made an offer to acquire loss making Norwegian. During the period, Ryanair established a Polish charter airline, Ryanair Sun, which started flying in April and looks set to trade profitably in its first 12 months of operation. In April, we acquired 24.9% of LaudaMotion, and are working to increase that stake to 75% (subject to EU merger approval) so that we can work with Niki Lauda and his team to re-launch LaudaMotion as Austria's No.1 low fares airline, serving markets from Austria and Germany to sun destinations primarily in Spain. LaudaMotion is an attractive opportunity as it is an Airbus operator, and we are looking for opportunities to grow its Airbus fleet to 30-50 aircraft over the next 5 years. LaudaMotion has a valuable portfolio of slots at many congested airports in Germany, Vienna, and Palma de Mallorca.  We believe that by investing in these separate airlines, we can build a substantial and profitable group of EU airlines under the Ryanair Holdings banner over the next 3 years, when it is likely that further M&A opportunities will arise. LaudaMotion will require almost €100m in start-up costs, and operating losses over the next 2 years in large measure due to expensive aircraft leases from Lufthansa. Once these leases expire, we expect LaudaMotion to be modestly profitable and self-sustaining as it grows its low fare offerings in Germany and Austria.

Brexit:
We remain concerned at the likely impact of a hard Brexit. While there is a general belief that an 18 month transition agreement from March 2019 to December 2020 will be implemented and further extended, it is in the best interest of our shareholders that we continue to plan for a hard Brexit in March 2019. In these circumstances, it is likely that our UK shareholders will be treated as non-EU and this could potentially affect Ryanair's licencing and flight rights. Accordingly, in line with our Articles, we intend to restrict the voting rights of all non-EU shareholders in the event of a hard Brexit, so that we can ensure that Ryanair is majority owned and controlled by EU shareholders at all times to comply with our licences. This would result in non-EU shareholders not being able to vote on shareholder resolutions. In the meantime, we have applied for a UK AOC which we hope to receive before the end of 2018.

Balance Sheet & Cash:
Ryanair's balance sheet remains one of the strongest in the industry. At year end, our balance sheet included 400 owned B737 aircraft, all of which were added at their net purchase price, which is a significant discount to their current market value. Ryanair continues to generate significant cash flows. In the past year, we generated over €2bn cash from operations. Despite capex of €1.5bn, and share buybacks of over €800m, year-end net debt at March 2018 was broadly flat at €283m. In Feb., the Board approved another €750m share buyback, which we expect to complete at the end of Oct. 2018. Including this buyback, Ryanair will have returned over €6bn to our shareholders since 2008. The success of our share buyback programme is demonstrated by our 15% EPS growth in FY18 at a time when profits rose 10%.

Outlook & Guidance
Our Outlook for FY19 is on the pessimistic side of cautious. We expect to grow traffic by 7% to 139m, at flat load factors of 95%. Unit costs this year will rise 9% due to higher staff and oil prices which will, when adjusted for volume growth, add more than €400m to our fuel bill. Ex-fuel unit cost will rise by up to 6% as we annualise pilot and cabin crew pay increases, and invest in our business and our systems to facilitate a 6 year growth plan to 600 aircraft and 200m guests p.a.

We have limited H1 and zero H2 fare visibility. Forward bookings are strong but pricing remains soft. Since only half of Easter fell in April, we expect a 5% fare decline in Q1 but a 4% rise in Q2 fares. While still too early to accurately forecast close-in summer bookings or H2 fares, we are cautiously guiding broadly flat average fares for FY19. Ancillary revenues will grow as penetration of customer services continues to rise. We do not expect ancillary revenue growth to fully offset higher costs and lower fares, and so we expect FY19 profits will fall to a range of €1.25bn to €1.35bn. This guidance is heavily dependent on H2 fares, a "normal" level of ATC disruptions for S.18, the absence of unforeseen security events, and no negative Brexit developments during this period.

We have not included our investment in LaudaMotion in the above outlook as any increase to a 75% share ownership remains subject to EU Competition approval. We expect approx. €100m of start-up costs, and operating losses for LaudaMotion if and or/when our proposal to take majority ownership receives regulatory approval."

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, carrying 139m guests p.a. on more than 2,000 daily flights from 86 bases, connecting over 200 destinations in 37 states on a fleet of over 450 Boeing 737 aircraft, with a further 210 Boeing 737's on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. Ryanair has a team of more than 13,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and extending an industry leading 33 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Balance Sheet as at March 31, 2018 (unaudited)
		At Mar 31,	At Mar 31,
		2018	2017
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	8,123.4	7,213.8
Intangible assets		46.8	46.8
Derivative financial instruments		2.6	23.0
Total non-current assets		8,172.8	7,283.6

Current assets
Inventories		3.7	3.1
Other assets		235.5	222.1
Trade receivables		57.6	54.3
Derivative financial instruments		212.1	286.3
Restricted cash		34.6	11.8
Financial assets: cash > 3 months		2,130.5	2,904.5
Cash and cash equivalents		1,515.0	1,224.0
Total current assets		4,189.0	4,706.1

Total assets		12,361.8	11,989.7

Current liabilities
Trade payables		249.6	294.1
Accrued expenses and other liabilities		2,502.2	2,257.2
Current maturities of debt		434.6	455.9
Derivative financial instruments		190.5	1.7
Current tax		36.0	2.9
Total current liabilities		3,412.9	3,011.8

Non-current liabilities
Provisions		138.1	138.2
Derivative financial instruments		415.5	2.6
Deferred tax		395.2	473.1
Other creditors		2.8	12.4
Non-current maturities of debt		3,528.4	3,928.6
Total non-current liabilities		4,480.0	4,554.9

Shareholders' equity
Issued share capital	12	7.0	7.3
Share premium account		719.4	719.4
Other undenominated capital	12	3.0	2.7
Retained earnings	12	4,077.9	3,456.8
Other reserves		(338.4)	236.8
Shareholders' equity		4,468.9	4,423.0

Total liabilities and shareholders' equity		12,361.8	11,989.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the year ended March 31, 2018 (unaudited)

			Year Ended	Year Ended
			Mar 31,	Mar 31,
		Change	2018	2017
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+5%	5,134.0	4,868.2
Ancillary revenues		+13%	2,017.0	1,779.6
Total operating revenues - continuing operations		+8%	7,151.0	6,647.8

Operating expenses
Fuel and oil		-1%	1,902.8	1,913.4
Airport and handling charges		+9%	938.6	864.8
Staff costs		+17%	738.5	633.0
Route charges		+7%	701.8	655.7
Depreciation		+13%	561.0	497.5
Marketing, distribution and other		+27%	410.4	322.3
Maintenance, materials and repairs		+5%	148.3	141.0
Aircraft rentals		-4%	82.3	86.1
Total operating expenses		+7%	5,483.7	5,113.8

Operating profit - continuing operations		+9%	1,667.3	1,534.0

Other (expense)/income
Net finance expense		-8%	(58.1)	(63.0)
Foreign exchange gain/(loss)		-	2.1	(0.7)
Total other (expense)/income		-12%	(56.0)	(63.7)

Profit before tax		+10%	1,611.3	1,470.3

Tax expense on profit	4	+4%	(161.1)	(154.4)

Profit for the year - all attributable to equity holders of parent		+10%	1,450.2	1,315.9

Earnings per ordinary share (€)
Basic	9	+15%	1.2151	1.0530
Diluted	9	+15%	1.2045	1.0460
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,193.5	1,249.7
Diluted	9		1,204.0	1,257.5

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Preliminary Statement of Comprehensive Income for the year ended March 31, 2018 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2018	2017
	€M	€M

Profit for the year	1,450.2	1,315.9

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(581.6)	522.5

Other comprehensive (loss)/income for the year, net of income tax	(581.6)	522.5

Total comprehensive income for the year - all attributable to equity holders of parent	868.6	1,838.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the year ended March 31, 2018 (unaudited)

		Year	Year
		Ended	Ended
		Mar 31,	Mar 31,
		2018	2017
	Note	€M	€M
Operating activities
Profit after tax		1,450.2	1,315.9

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		561.0	497.5
(Increase)/decrease in inventories		(0.6)	0.2
Tax expense on profit		161.1	154.4
Share based payments		6.4	5.7
(Increase)/decrease in trade receivables		(3.3)	11.8
(Increase) in other current assets		(14.1)	(76.0)
(Decrease)/increase in trade payables		(44.5)	63.5
Increase in accrued expenses		241.1	144.7
(Decrease) in other creditors		(9.6)	(20.1)
(Decrease) in provisions		(0.1)	(11.0)
Net finance expense		4.5	2.2
Income tax paid		(118.9)	(161.6)
Net cash provided by operating activities		2,233.2	1,927.2

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(1,470.6)	(1,449.8)
(Increase)/decrease in restricted cash		(22.8)	1.2
Decrease in financial assets: cash > 3 months		774.0	157.8
Net cash (used in) investing activities		(719.4)	(1,290.8)

Financing activities
Shareholder returns	12	(829.1)	(1,017.9)
Proceeds from long term borrowings		65.2	793.4
Repayments of long term borrowings		(458.9)	(447.1)
Net cash (used in) financing activities		(1,222.8)	(671.6)

Increase/(decrease) in cash and cash equivalents		291.0	(35.2)
Cash and cash equivalents at beginning of the year		1,224.0	1,259.2
Cash and cash equivalents at end of the year		1,515.0	1,224.0

Included in cash flows from operating activities for the year are the following amounts:
Net Interest expense paid	(53.2)	(62.9)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the year ended March 31, 2018 (unaudited)
							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the year	-	-	-	1,315.9	-	-	-	-	1,315.9
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	522.5	-	522.5
Total other comprehensive income	-	-	-	-	-	-	522.5	-	522.5
Total comprehensive income	-	-	-	1,315.9	-	-	522.5	-	1,838.4
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	5.7	5.7
Repurchase of ordinary equity shares	-	-	-	(1,017.9)	-	-	-	-	(1,017.9)
Cancellation of repurchased ordinary shares	(72.3)	(0.4)	-	-	0.4	-	-	-	-
Treasury shares cancelled	(0.5)	-	-	(7.3)	-	7.3	-	-	-
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	-	221.9	14.9	4,423.0
Profit for the year	-	-	-	1,450.2	-	-	-	-	1,450.2
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(581.6)	-	(581.6)
Total other comprehensive income	-	-	-	-	-	-	(581.6)	-	(581.6)
Total comprehensive income	-	-	-	1,450.2	-	-	(581.6)	-	868.6
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	6.4	6.4
Repurchase of ordinary equity shares	-	-	-	(829.1)	-	-	-	-	(829.1)
Cancellation of repurchased ordinary shares	(46.7)	(0.3)	-	-	0.3	-	-	-	-
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0	-	(359.7)	21.3	4,468.9

Ryanair Holdings plc and Subsidiaries

MD&A for the Year Ended March 31, 2018

Income Statement

Scheduled revenues:
Scheduled revenues increased by 5% to €5,134.0M due to 9% traffic growth (to 130.3M) offset by a 3% reduction in average fares to €39.40.

Ancillary revenues:
Ancillary revenues rose by 13% to €2,017.0M due to 9% traffic growth and the higher uptake of reserved seating, priority boarding and car hire offset by lower travel insurance and hotels.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 1% to €1,902.8M due to lower hedged fuel prices offset by a 10% increase in block hours.

Airport and handling charges:
Airport and handling charges rose 9% to €938.6M in line with the 9% increase in traffic growth.

Route charges:
Route charges rose 7% to €701.8M in line with a 7% increase in sectors.

Staff costs:
Staff costs increased 17% to €738.5M due to 10% more hours, pilot salary increases from October 2017 and the impact of a 2% staff pay increase in April 2017 offset by weaker sterling.

Depreciation:
Depreciation is 13% higher at €561.0M due to 50 (+14%) more owned aircraft in the fleet at year end (400 March 2018 vs 350 March 2017).

Marketing, distribution and other:
Marketing, distribution and other rose by 27% to €410.4M.  This includes €25M non-recurring EU261 costs arising from September/October 2017 flight cancellations.  EU261 costs increased as passengers have a higher propensity to claim than in prior years.  Marketing costs are broadly flat (year on year) and distribution costs increased at a slower rate than the increase in onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose by 5% to €148.3M, lower than the 9% increase in traffic, due to fewer leased aircraft in the fleet and the timing of checks.

Aircraft rentals:
Aircraft rentals fell by 4% to €82.3M due to the smaller leased fleet.

Unit costs fell by 1% (excluding fuel they rose by 3%).

Other income/(expense):

Net finance expense:
Net finance expense decreased by 8% to €58.1M primarily due to lower interest rates and repayments of debt.

Balance sheet:
Gross cash fell by €460.2M to €3,680.1M at March 31, 2018.
Gross debt fell by €421.5M to €3,963.0M due to debt repayments.
€2,233.2M net cash was generated by operating activities. Capital expenditure was €1,470.6M and shareholder returns amounted to €829.1M.
Net debt was €282.9M at year end.  (March 2017: €244.2M).

Shareholders' equity:
Shareholders' equity increased by €45.9M to €4,468.9M in the year due to net profit after tax of €1,450.2M, offset by €829.1M of shareholder returns and IFRS hedge accounting treatment for derivatives of €581.6M.

Earnings per share (EPS):
Basic EPS increased by 15% to €1.2151 per share (2017: €1.0530 per share), ahead of the 10% increase in profit after tax. During the year the Company bought back and cancelled 46.7M ordinary shares at a total cost of €829.1M.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the year ended March 31, 2018 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated preliminary financial statements ("the preliminary financial statements"), which should be read in conjunction with our 2017 Annual Report for the year ended March 31, 2017, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2017, are available at http://investor.ryanair.com/.

The March 31, 2018 figures and the March 31, 2017 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2017, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated preliminary financial statements for the year ended March 31, 2018 on May 18, 2018.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on or after January 1, 2017 and therefore have been applied by the Group for the first time in these condensed consolidated preliminary financial statements;

●
Amendments to IAS 7: "Disclosure Initiative" (effective for fiscal periods beginning on or after January 1, 2017)

●
Amendments to IAS 12: "Recognition of Deferred Tax Assets for Unrealised Losses" (effective for fiscal periods beginning on or after January 1, 2017)

●
Annual Improvements to IFRSs 2014-2016 Cycle: "Amendments to IFRS 12 Disclosure of Interests in Other Entities" (effective for fiscal periods beginning on or after January 1, 2017)

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are as flagged.  More detailed transitional impacts for IFRS 15, IFRS 9 and IFRS 16 are included below.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 15: "Revenue from Contracts with Customers including Amendments to IFRS 15" (effective for fiscal periods beginning on or after January 1, 2018)

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IFRS 9: "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2018)

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Clarifications to IFRS 15: "Revenue from Contracts with Customers (effective for fiscal periods beginning on or after January 1, 2018)

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Amendments to IFRS 2: "Classification and Measurement of Share Based Payment Transactions" (effective for fiscal periods beginning on or after January 1, 2018)

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Amendments to IFRS 4: Applying IFRS 9 "Financial Instruments" with IFRS 4: "Insurance Contracts" (effective for fiscal periods beginning on or after January 1, 2018)

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Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)

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IFRIC Interpretation 22: "Foreign Currency Transactions and Advance Consideration" (effective for fiscal periods beginning on or after January 1, 2018)

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IFRS 16: "Leases" (effective for fiscal periods beginning on or after January 1, 2019)

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Amendments to IAS 40: "Transfers of Investment Property" (effective for fiscal periods beginning on or after January 1, 2018)

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IFRIC 23: "Uncertainty over Income Tax Treatments" (effective for fiscal periods beginning on or after January 1, 2019)*

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Amendments to IFRS 9: "Prepayment Features with Negative Compensation" (effective for fiscal periods beginning on or after January 1, 2019)

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Amendments to IAS 28: "Long-term interests in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2019)*

* These standards or amendments to standards are not as yet EU endorsed.

IFRS 15: Revenue from Contracts with Customers

IFRS 15 is effective for fiscal periods beginning on or after January 1, 2018.  The standard establishes a five-step model to determine when to recognise revenue and at what amount.  Revenue is recognised when the good or service has been transferred to the customer and at the amount to which the entity expects to be entitled.

Ryanair has reviewed the impact of applying IFRS 15 on all of its revenue streams.  For the majority of our revenue, the manner in which we currently recognise revenue is consistent with the requirements of IFRS 15.  For certain ancillary revenue streams however, the recognition of revenue will be deferred under IFRS 15 to the flight date where it is currently recognised on the date of booking.

This change in the timing of revenue recognition will mean that an increased amount of revenue will be recognised in the first half of the year under IFRS 15, with less revenue recognised in the second half of the year, particularly in Quarter 4.

Ryanair expects to apply the standard using the cumulative effect method.  On adoption of the standard, the adjustment to retained earnings at April 1, 2018 is expected to be a charge of between €250M and €300M.  There will be a corresponding increase in unearned revenue within liabilities.

IFRS 9: Financial Instruments

IFRS 9 is effective for fiscal periods beginning on or after January 1, 2018.  The standard introduces a new model for the classification and measurement of financial assets, a new impairment model based on expected credit losses and a new hedge accounting model to more closely align hedge accounting with risk management strategy and objectives.

Financial assets, excluding derivatives, will be accounted for at amortised cost, fair value through other comprehensive income or fair value through profit or loss depending on the nature of the contractual cash flows of the asset and the business model in which it is held.  Ryanair has completed a review of its financial assets and is satisfied that all of them will continue to be held at amortised cost.  No material transition adjustment to carrying values is anticipated.

Ryanair has reviewed the impact of applying the new expected loss impairment model to its financial assets.  There will not be a material increase in provisions as a result of applying the new requirements.

Ryanair does not expect any change from the hedge accounting provisions of IFRS 9.

IFRS 16: Leases

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items.

The standard is effective for fiscal periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  Ryanair does not intend to early adopt IFRS 16.

We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures but do not expect the impact to be material.

2.            Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated preliminary financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the year ended March 31, 2018 was 10.0% (March 31, 2017: 10.5%).  The tax charge for the year ended March 31, 2018 of €161.1M (March 31, 2017: €154.4M) comprises a current tax charge of €152.0M and a deferred tax charge of €9.1M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €6.4M (March 31, 2017: €5.7M) is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At March 31, 2018 Ryanair had an operating fleet of 431 (2017: 383) Boeing 737 aircraft.  The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods FY15 to FY19 of which 154 aircraft (including 50 in the financial year) were delivered at March 31, 2018.

The Group also agreed to purchase up to 210 (110 firm and 100 options) Boeing 737-Max-200 aircraft from the Boeing Corporation during the periods FY20 to FY24; these include 10 additional firm orders announced in June 2017 which will see aircraft deliveries increase by 5 in both spring 2019 and spring 2020.  This also includes a further 25 options that were converted to firm orders in April 2018 (See note 14 below).

8.            Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the year.  All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2018	2017
	€M	€'M
External revenues	7,151.0	6,647.8
Reportable segment profit after tax	1,450.2	1,315.9

	At Mar 31, 2018 €M	At Mar 31, 2017 €'M
Reportable segment assets	12,361.8	11,989.7
Reportable segment liabilities	7,892.9	7,566.7

9.            Earnings per share
	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2018	2017

Basic earnings per ordinary share (€)	1.2151	1.0530
Diluted earnings per ordinary share (€)	1.2045	1.0464
Weighted average number of ordinary shares (in M's) - basic	1,193.5	1,249.7
Weighted average number of ordinary shares (in M's) - diluted	1,204.0	1,257.5

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 10.5M (2017: 7.8M).

10.          Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the year ended March 31, 2018 amounted to €1,470.6M and primarily relates to aircraft pre delivery payments and 50 aircraft deliveries.

11.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2017 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
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Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
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Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
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Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

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Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
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Derivatives - currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2018 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting year during which the transfer occurred. During the year ended March 31, 2018, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

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Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at March 31, 2018 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the year ended March 31, 2018 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2018	2018	2017	2017
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	2.6	2.6	14.5	14.5
- Interest rate swaps	-	-	8.5	8.5
	2.6	2.6	23.0	23.0
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	2.0	2.0	224.9	224.9
- Jet fuel derivative contracts	209.8	209.8	58.2	58.2
- Interest rate swaps	0.3	0.3	3.2	3.2
	212.1	212.1	286.3	286.3
Trade receivables*	57.6		54.3
Cash and cash equivalents*	1,515.0		1,224.0
Financial asset: cash > 3 months*	2,130.5		2,904.5
Restricted cash*	34.6		11.8
Other assets*	0.3		1.0
	3,950.1	212.1	4,481.9	286.3
Total financial assets	3,952.7	214.7	4,504.9	309.3

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2018	2018	2017	2017
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	409.5	409.5	0.4	0.4
- Interest rate swaps	6.0	6.0	2.2	2.2
	415.5	415.5	2.6	2.6
Long-term debt	1,088.2	1,107.2	1,489.9	1,519.4
Bonds	2,440.2	2,519.2	2,438.7	2,499.9
	3,943.9	4,041.9	3,931.2	4,021.9
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	189.5	189.5	0.1	0.1
- Interest rate swaps	1.0	1.0	1.6	1.6
	190.5	190.5	1.7	1.7
Long-term debt	434.6	434.6	455.9	455.9
Trade payables*	249.6		294.1
Accrued expenses*	445.5		348.0
	1,320.2	625.1	1,099.7	457.6
Total financial liabilities	5,264.1	4,667.0	5,030.9	4,479.5

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

12.          Shareholder returns

In the year ended March 31, 2018 the Company bought back 46.7M shares at a total cost of €829M.  This buy-back was equivalent to approximately 3.8% of the Company's issued share capital at March 31, 2017.  All of these repurchased ordinary shares were cancelled at March 31, 2018.

In FY17 the Company bought back 72.3M shares at a total cost of approximately €1,018M, all of which were cancelled at March 31, 2017. The ordinary shares bought back equated to approximately 5.6% of the Company's issued share capital at March 31, 2016.

As a result of the share buybacks in the year ended March 31, 2018, share capital decreased by 46.7M ordinary shares (72.8M ordinary shares in the year ended March 31, 2017) with a nominal value of €0.3M (€0.4M in the year ended March 31, 2017) and the other undenominated capital reserve increased by a corresponding €0.3M (€0.4M in the year ended March 31, 2017). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13.          Related party transactions

The Company has related party relationships with its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.
There were no related party transactions in the year ended March 31, 2018 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2017 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.          Post balance sheet events

Between April 1, 2018 and May 17, 2018, the Company had bought back 11.8M ordinary shares at a total cost of €187M under its €750M share buyback which commenced in February 2018.  This was equivalent to 1% of the Company's issued share capital at March 31, 2018.  All ordinary shares repurchased are cancelled.

In April 2018, the Company announced that it has converted 25 Boeing 737-Max-200 options into firm orders.  This brings the Company's firm order to 135 Boeing 737-Max-200s with a further 75 options remaining.

In April 2018, the Company purchased 24.9% of LaudaMotion.  Subject to EU Competition agreement the Company plans to increase its shareholding to 75%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 21 May, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary